UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras signs contract for onshore fields sale in ES

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Rio de Janeiro, August 27 , 2020 - Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on 09/06/2019, informs that it signed today with Karavan SPE Cricaré S.A., a Specific Purpose Entity (SPE), a contract for the sale of all of its stakes in 27 onshore exploration and production concessions , located in Espírito Santo, jointly denominated Cricaré Cluster. Karavan O&G Participações e Consultoria Ltda. will hold 51% of the SPE, while Seacrest Capital Group Limited, which is an equity provider, will hold the remaining 49%.

The sale amount is US$ 155 million, of which (a) US$ 11 million paid at this date; (b) US$ 26 million at closing of the transaction and (c) US$ 118 million in contingent payments foreseen in contract. The amounts do not consider the adjustments due and the closing of the transaction is subject to compliance with previous conditions, such as approval by the National Agency of Petroleum, Natural Gas and Biofuels.

This disclosure is in accordance with Petrobras' internal rules and with the provisions of the special procedure for assignment of rights on exploration, development and production of oil, natural gas and other fluid hydrocarbons, provided for in Decree 9,355/2018.

This transaction is in line with the strategy of portfolio optimization and improvement of the company's capital allocation, focusing its resources increasingly on deep and ultra-deep waters, where Petrobras has shown great competitive edge over the years.

About Cricaré Cluster

The Cricaré Cluster comprises 27 onshore concessions: the fields of Biguá, Cacimbas, Campo Grande, Córrego Cedro Norte, Córrego Cedro Norte Sul, Córrego Dourado, Córrego das Pedras, Fazenda Cedro, Fazenda Cedro Norte, Fazenda Queimadas, Fazenda São Jorge, Guriri, Inhambu, Jacutinga, Lagoa Bonita, Lagoa Suruaca, Mariricu, Mariricu Norte, Rio Itaúnas, Rio Preto, Rio Preto Oeste, Rio Preto Sul, Rio São Mateus, São Mateus, São Mateus Leste, Seriema and Tabuiaiá, which are located in the state of Espírito Santo, in the cities of São Mateus, Jaguaré, Linhares and Conceição da Barra. Petrobras is the operator with 100% interest of these concessions. The average production of Cricaré Cluster from January to June 2020 was around 1.7 thousand bpd of oil and 14 thousand m3 /day of gas.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 27, 2020

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer